VIA EDGAR

May 5, 2008

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:    General Environmental Management, Inc.
          File No. 333-148100

Dear Ladies and Gentlemen:

At the request of General Environmental Management, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 10, 2008 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to Amendment # 2 to the registration statement on Form S-1 of the Company filed with the Commission on April 17, 2008 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

In compliance with release number 33-8876 the Registration Statement is filed on form S-1A.  Further, in accordance with the SEC’s guidance dated January 25, 2008 the Company elects to keep form SB-2 disclosure format.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Grant of Plan—Base Awards, page 7

1. Refer to prior comments 7 and 8.  The grants of plan-based awards during the year ended December 31, 2007 table is not required by the amendments to the disclosure requirements adopted by the Commission on November 7, 2006.  In addition, some of the numerical information in that table does not appear to be consistent with disclosures in the table depicting outstanding equity awards at fiscal year end.  Please see Item 402 of Regulation S-B and Release No. 33-8732A, and revise.

Response

The grants of plan-based awards during the year ended December 31, 2007 has been removed from the registration statement.  Registrant has confirmed that the information contained in the table depicting outstanding equity awards at fiscal year end is correct.

Selling Stockholders, page 47

2. Refer to prior comment 9. We note that you have removed the footnote to the table indicating that the amounts in the table represent the maximum number and percentage of shares that the selling stockholders can own at one time due to their 4,99% limitation.  If any of the selling shareholders have the right to acquire additional shares not shown in the table because of the 4.99% limitation, please revise your footnotes to clarify this and to disclose the amounts of shares such shareholders could acquire without regard to the 4.99% limitation.

Response

The only selling stockholders that have a percentage limitation on the amount of shares they may hold are the Laurus Funds and the information describing such limitation is set forth in Footnote number 12.  No other selling shareholders have a right to acquire additional shares except as set forth in the table.

3.  Based on footnote number (8) next to the name of John Hakopian in the selling stockholder table included in the pre-effective amendment1 to the registration statement, footnote number (13) is also next to the name of Liebling Living Trust in the selling stockholder table. Please revise.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Exhibit 5.1

4.  Refer to prior comment 19. As noted previously, counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under Securities Act, and revise.

Response

Exhibit 5.1 has been revised in compliance with the Staff’s comment

On behalf of the Company, we have arranged for delivery to the attention of Edward M. Kelley of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.2, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By:	/s/ Audie J. de Castro
Audie J. de Castro .

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